

November 8, 2018

Shareholder Assistance and Investor Information

THIRD QUARTER REPORT SEPTEMBER 2018

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802.888.0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
866.321.8022 or
720.378.5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET
Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

Union Bankshares, Inc.

Union Bankshares, Inc.

to our SHAREHOLDERS

We are pleased to provide you with a summary of your company's financial performance for the period ended September 30, 2018.

Net income was $2.3 million for the quarter ended September 30, 2018 compared to $2.4 million for the quarter ended September 30, 2017, a decrease of $59 thousand, or 2.5%. These results reflected an increase in the Company's net interest income of $199 thousand, or 2.9%, and a decrease in the provision for income taxes of $402 thousand, or 47.0%. These positive changes were partially offset by a decrease in noninterest income of $54 thousand, or 2.2%, and an increase in noninterest expenses of $606 thousand, or 10.2%.

Year-to-date earnings for 2018 were $7.5 million, or $1.68 per share, compared to $6.5 million, or $1.46 per share, for the same period in 2017, an increase of 15.0% year over year. Net interest income improved $1.4 million, or 7.4%, and the provision for income taxes decreased $927 thousand, or 39.6%. These positive changes were partially offset by an increase in noninterest expenses of $1.2 million, or 7.0%, and an increase in the provision for loan losses of $150 thousand.

Total assets increased $74.3 million, or 10.5% to reach $779.7 million as of September 30, 2018 from $705.3 million as of September 30, 2017. Total loans increased $59.3 million, or 10.1% to $644.6 million as of September 30, 2018 compared to $585.3 million as of September 30, 2017. Total deposits reached $667.7 million as of September 30, 2018 compared to $606.6 million a year ago, or growth of $61.1 million, or 10.1%. Borrowed funds were $42.0 million as of September 30, 2018, an increase of $9.5 million compared to September 30, 2017. The Company had total capital of $60.8 million with a book value per share of $13.61 as of September 30, 2018 compared to $59.6 million and $13.36 per share as of September 30, 2017.

We have previously informed you of our plan to terminate the bank's Defined Benefit Pension Plan in 2018. In preparation for the termination Plan participants have been notified, offered financial counseling, and solicited for their instructions on how they wish to have their funds distributed. Actuarial calculations have been finalized, pension plan assets converted to cash, and annuity providers selected. By the time you read this letter, the pension plans assets will have been distributed to our annuity provider in the case of participants on payout, and distributed to the investment vehicle chosen by participants not on payout.

There are non-recurring impacts on our financial statements related to the pension termination. First, we made an $850 thousand cash contributions to the plan during 2018. Second, during 2018 we will have recorded a total of $3.7 million in net pension termination related expenses. Finally, we will see an increase in total capital on our balance sheet as the component of accumulated other comprehensive loss related to the pension plan will be removed. With the pension completely terminated, there will be no cash contributions to the plan, no related pension expenses, and no further liabilities associated with the Defined Benefit Pension plan going forward.

On October 17, 2018, the Board of Directors declared a regular quarterly cash dividend of $0.30 per share payable November 8, 2018 to shareholders of record as of October 29, 2018. Please find your dividend check or advice of remittance enclosed. Please contact Kristy Adams Alfieri at 802-888-0982 to receive your dividend using direct deposit.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

About Union Bankshares

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 18 banking offices, two loan centers and several ATMs throughout its geographical footprint.

Union Bank has been helping people buy homes and local businesses create jobs in area communities since opening its doors over 127 years ago. Union Bank has earned an exceptional reputation for residential lending programs and has been recognized by the US Department of Agriculture, Rural Development for the positive impact made in lives of first time home buyers. Union Bank is consistently one of the top Vermont Housing Finance Agency mortgage originators. Additionally, Union Bank has also been designated as an SBA Preferred lender for its participation in small business lending.

Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	SEPT 30, 2018	SEPT 30, 2017
Cash and Due from Banks	$4,063	$3,512
Federal Funds Sold & Overnight Deposits	9,837	8,885
Interest Bearing Deposits in Banks	9,747	8,356
Investment Securities	72,133	64,970
Loans Held for Sale	7,457	5,675
Loans, net	637,130	579,651
Reserve for Loan Losses	(5,610)	(5,259)
Premises and Equipment, net	15,747	13,244
Accrued Interest & other Assets	29,154	26,312
Total Assets	**$ 779,658**	**$705,346**

LIABILITIES & SHAREHOLDERS' EQUITY	SEPT 30, 2018	SEPT 30, 2017
Noninterest Bearing Deposits	$126,596	$119,203
Interest Bearing Deposits	407,965	387,707
Time Deposits	133,162	99,714
Borrowed Funds	41,990	32,520
Accrued Interest & Other Liabilities	9,168	6,595
Common Stock	9,882	9,876
Additional Paid-in Capital	897	753
Retained Earnings	60,686	55,731
Accumulated Other Comprehensive Loss	(6,612)	(2,692)
Treasury Stock at Cost	(4,076)	(4,061)
Total Liabilities & Shareholders' Equity	**$779,658**	**$705,346**

Standby letters of credit were $2,125,000 and $2,158,000 at September 30, 2018 and 2017, respectively.



Consolidated **Statements of Income**

(unaudited, in thousands)

	SEPT 30, 2018	SEPT 30, 2017	SEPT 30, 2018	SEPT 30, 2017
	(3 months ended)		(9 months ended)	
Interest Income	$8,095	$7,397	$23,609	$21,337
Interest Expense	1,086	587	2,464	1,640
Net Interest Income	7,009	6,810	21,145	19,697
Provision for Loan Losses	150	150	300	150
Net Interest Income After Provision for Loan Losses	6,859	6,660	20,845	19,547
Trust Income	195	179	579	548
Noninterest Income	2,257	2,327	6,496	6,524
Noninterest Expenses:				
Salaries & Wages	2,745	2,570	8,008	7,642
Pension & Employee Benefits	1,144	954	3,299	2,784
Occupancy Expense, net	338	320	1,069	1,073
Equipment Expense	528	532	1,574	1,589
Other Expenses	1,792	1,565	5,050	4,665
Total	6,547	5,941	19,000	17,753
Income Before Taxes	2,764	3,225	8,920	8,866
Income Tax Expense	453	855	1,412	2,339
Net income	**$2,311**	**$2,370**	**$7,508**	**$6,527**
Earnings Per Share	**$0.52**	**$0.53**	**$1.68**	**$1.46**
Book Value Per Share			**$13.61**	**$13.36**




AUTUMN



Union Bankshares, Inc.

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Nancy C. Putnam
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

Union Bank

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Joel S. Bourassa
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Nancy C. Putnam
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich, *St. Johnsbury*
Richard L. Isabelle - *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent - *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Berlin	1028 US Route 302	802.476.0061
Danville	421 Route 2 East	802.684.2211
Fairfax	Jct. Routes 104 & 128	802.849.2600
Hardwick	103 VT Route 15 West	802.472.8100
Jeffersonville	5062 VT Route 15	802.644.6600
Johnson	198 Lower Main Street	802.635.6600
Lyndonville	183 Depot Street	802.626.3100
Morrisville	20 Lower Main Street	802.888.6600
	65 Northgate Plaza	802.888.6860
Newport	Loan Center 325 East Main Street	802.334.0750
St. Albans	15 Mapleville Depot	802.524.9000
St. Johnsbury	364 Railroad Street	802.748.3131
	325 Portland Street	802.748.3121
S. Burlington	Loan Center 30 Kimball Avenue	802.865.1000
Stowe	47 Park Street	802.253.6600

NEW HAMPSHIRE

Groveton	3 State Street	603.636.1611
Littleton	263 Dells Road	603.444.7136
	76 Main Street	603.444.5321
Lincoln	135 Main Street	603.745.4000
N. Woodstock	155 Main Street	603.745.2488